FOR IMMEDIATE RELEASE  Contact-Guy T. Marcus   Barbara Johnson
May 29, 1997                   VP - Inv. Rel.  Media Rel.
                               (214) 978-2691  (713) 676-8097

    BROWN & ROOT AWARDED ENGINEERING AND PROCUREMENT
                 CONTRACTS OFFSHORE ANGOLA

     DALLAS, Texas -- Brown & Root Energy Services, a wholly-owned business unit of Halliburton Company (NYSE-HAL), has been awarded two engineering and procurement services contracts for energy development projects offshore Angola, West Africa. The contracts for state-owned oil company Sonangol and its partners Chevron Elf Aquitaine and AGIP are valued at about $50 million each.

     The Cabinda Area B North Nemba Extension Project involves a drilling and production platform in the Nemba Field to be installed in approximately 385 feet of water, a remote flare structure, and liquid, gas and flare pipelines. First production is anticipated for first quarter 2000.

     For the Cabinda Area A Waterflood Project, water injection facilities will be designed to provide 260,000 barrels of water per day (BWPD), with future expansion to 390,000 BWPD. First water will be injected fourth quarter 1999.

     "We are immediately proceeding to explore strategies to reduce the project schedules and accelerate the overall completion dates," said B.K. Chin, vice president, Brown & Root
Energy Services. "In this way, our clients can more quickly realize income from their assets."

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     Halliburton Company is one of the world's largest
diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

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